Exhibit 99.1

KOOKMIN BANK

NON-CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2006 AND 2005

	Korean Won
	2006		2005
	(In millions)
ASSETS

Cash and due from banks	(Won)	6,568,306	(Won)	5,867,417
Securities		29,382,480		30,550,299
Loans		149,867,182		135,738,407
Fixed assets		2,509,374		2,436,702
Other assets		6,879,139		5,000,824

	(Won)	195,206,481	(Won)	179,593,649

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES:
Deposits	(Won)	130,019,916	(Won)	126,281,232
Borrowings		14,060,178		13,737,336
Debentures		24,982,506		16,547,987
Other liabilities		11,088,924		10,653,494

		180,151,524		167,220,049

SHAREHOLDERS’ EQUITY
Common stock		1,681,896		1,681,896
Capital surplus		6,258,297		6,254,786
Retained earnings (Net income of (Won)2,472,111 million for the year ended December 31, 2006 and (Won)2,252,218 million for the year ended December 31, 2005)		6,215,222		3,929,948
Capital adjustments		899,542		506,970

		15,054,957		12,373,600

	(Won)	195,206,481	(Won)	179,593,649